Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-226822

September 11, 2018

NIO Inc.

NIO Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (1) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com; (2) Goldman, Sachs & Co., 200 West Street, New York, NY, 10282-2198, United States of America, Attention: Prospectus Department, or by calling 1-212-902-1171; (3) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-866-803-9204; (4) BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, United States of America, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com; (5) Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, United States of America, or by calling 1-800-503-4611, or by email at prospectus.cpdg@db.com; (6) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-800-831-9146; (7) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or (8) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY, 10019, United States of America, or by calling at 1-888-827-7275. You may also access the company’s most recent prospectus dated September 11, 2018, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on September 11, 2018, or Amendment No. 5, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1736541/000119312518270486/d560276df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 5. All references to page numbers are to page numbers in Amendment No. 5.

(1) Amend the eighth paragraph under the Company’s logo on the front cover-page of the prospectus included in Amendment No. 5 as follows:

Certain existing principal shareholders and their affiliates have indicated an interest in purchasing an aggregate of up to US$250 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$7.25 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these existing principal shareholders and their affiliates would be up to 34,482,759 ADSs, representing approximately 21.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because these indications of interest are not binding agreements or commitments to purchase, we and the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could decide to purchase more, fewer or no ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these existing principal shareholders and/or their affiliates purchase our ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering. For additional information, see “Underwriting.”

(2) Amend the fourth paragraph on page 58 as follows:

Participation in this offering by our existing principal shareholders and their affiliates would reduce the available public float for our ADSs.

Certain existing principal shareholders and their affiliates have indicated an interest in purchasing an aggregate of up to US$250 million of the ADSs being offered in this offering Principal at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$7.25 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these existing principal shareholders and their affiliates would be up to 34,482,759 ADSs, representing approximately 21.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If any of these existing principal shareholders are allocated all or a portion of the ADSs in which they have indicated an interest in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these entities in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

(3) Amend the third paragraph on page 172 as follows:

Certain existing principal shareholders and their affiliates have indicated an interest in purchasing an aggregate of up to US$250 million of the ADSs being offered in this offering Principal at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$7.25 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these existing principal shareholders and their affiliates would be up to 34,482,759 ADSs, representing approximately 21.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because these indications of interest are not binding agreements or commitments to purchase, we and the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could decide to purchase more, fewer or no ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these existing principal shareholders and/or their affiliates purchase our ADSs. The calculations in the table below do not take into account of these principal shareholders’ subscription in this offering, if any.

(4) Amend the fifth paragraph on page 207 and the first paragraph on page 208 as follows:

Certain existing principal shareholders and their affiliates have indicated an interest in purchasing an aggregate of up to US$250 million of the ADSs being offered in this offering Principal at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$7.25 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these existing principal shareholders and their affiliates would be up to 34,482,759 ADSs, representing approximately 21.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because these indications of interest are not binding agreements or commitments to purchase, we and the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could decide to purchase more, fewer or no ADSs in this offering. The number of ADSs available for sale to the general public will be reduced to the extent that these existing principal shareholders and/or their affiliates purchase our ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.

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